FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                          For the month of March, 2006

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F  X      Form 40-F
                              -----              -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

                             Yes          No   X
                                 -----       -----

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

This Form 6-K consists of:

The indicative announcement on change of shareholdings of Huaneng Power International, Inc. (the "Registrant"), made by the Registrant in English on March 8, 2006.

                                   SIGNATURE





         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.



                          HUANENG POWER INTERNATIONAL, INC.



                          By /s/ Huang Long
                             --------------




                          Name:    Huang Long

                          Title:   Company Secretary



Date:    March 8, 2006

                               [GRAPHIC OMITTED]

    (a Sino-foreign joint stock limited company incorporated in the People's
                              Republic of China)

                               (Stock Code: 902)

                        OVERSEAS REGULATORY ANNOUNCEMENT
               Indicative Announcement on Change of Shareholdings


This announcement is made by Huaneng Power International, Inc. (the "Company") pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. This announcement will also be made in Shanghai at the same time.

The Company was just informed by China Huaneng Group ("Huaneng Group") that Huaneng Group entered into respective share transfer agreements ("Share Transfer Agreements") with the holders of the non-circulating domestic shares, including Hebei Provincial Construction Investment Company, Jiangsu Provincial Investment & Management Limited Liability Company, Fujian Investment Enterprise Holdings Company, Liaoning Energy Investment (Group) Limited Liability Company, Dalian Municipal Construction Investment Company, Nantong Investment & Management Limited Company, Shantou Power Development Joint Stock Company Limited, Dandong Energy Investment Development Centre and Shantou Municipal Power Development Corporation.

According to the Share Transfer Agreements, Huaneng Group acquired certain non-circulating domestic shares of the Company from such shareholders. Details of the share transfers are set out below:


Transferor                                                                         Shares to be            Approximate
                                                                                    transferred      Percentage of the
                                                                                                 shares transferred in
                                                                                                   the Company's total
                                                                                                  issued share capital

Hebei Provincial Construction Investment Company                                    301,500,000                  2.50%
Jiangsu Provincial Investment & Management Limited Liability Company                208,250,000                  1.73%
Fujian Investment Enterprise Holdings Company                                       223,233,333                  1.85%
Liaoning Energy Investment (Group) Limited Liability Company                        166,456,667                  1.38%
Dalian Municipal Construction Investment Company                                    150,750,000                  1.25%
Nantong Investment & Management Limited Company                                      45,250,000                  0.38%
Shantou Power Development Joint Stock Company Limited                                12,666,667                  0.11%
Dandong Energy Investment Development Centre                                          4,333,333                  0.04%
Shantou Municipal Power Development Corporation                                       1,666,667                  0.01%

The share transfers as mentioned above are still pending approval from relevant governmental authorities of the PRC. Upon the completion of such transfers, Huaneng Group will hold an addition of 1,114,106,667 shares of the Company, representing approximately 9.24% of the Company's total issued shares.

                                                          By Order of the Board
                                                               Huang Long
                                                                Director

As at the date of this announcement, the directors of the Company are:

Li Xiaopeng                              Qian Zhongwei
(Executive director)                     (Independent non-executive director)
Huang Yongda                             Xia Donglin
(Non-executive director)                 (Independent non-executive director)
Na Xizhi                                 Liu Jipeng
(Executive director)                     (Independent non-executive director)
Huang Long                               Wu Yusheng
(Executive director)                     (Independent non-executive director)
Wu Dawei                                 Yu Ning
(Non-executive director)                 (Independent non-executive director)
Shan Qunying
(Non-executive director)
Ding Shida
(Non-executive director)
Xu Zujian
(Non-executive director)
Liu Shuyuan
(Non-executive director)

Beijing, the PRC
8th March 2006